Q1 2011 Leading Brands, Inc. First Quarter Report Period Ended May 31, 2011

Note: The financial statements accompanying this report have not been audited or reviewed by the Company’s auditors

Report to Shareholders

To our Shareholders:

First quarter net income was $448,000 or $0.13 per share ($0.12 fully diluted) versus net income of $408,000 or $0.10 per share in the same quarter of fiscal 2010. Q1 net income before stock based compensation (SBC) increased to $617,000 or $0.18 per share ($0.17 fully diluted) versus $478,000 or $01.12 per share in the same quarter last year.

Q1 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $1,035,000 or $0.29 per share ($0.28 fully diluted), a 15% increase over $897,000 or $0.23 per share during the same period last year.

Non-GAAP Net Income before SBC is determined as follows:

	Q1 2011	Q1 2010
Net Income	$448,000	$408,000
Add back SBC	169,000	70,000
Net income before SBC	$617,000	$478,000

Non-GAAP Net Income per share before SBC are determined as follows:

	Q1 2011	Q1 2010
Net Income	$0.13	$0.10
Add back SBC	0.05	0.02
Net income before SBC	$0.18	$0.12

Pro-forma results for EBITDAS are determined as follows:

	Q1 2011	Q1 2010
Net Income	$448,000	$408,000
Add back:
Interest	25,000	44,000
Depreciation and Amortization	167,000	170,000
Non-cash stock based compensation	169,000	70,000
Non-cash income tax expense	222,000	205,000
Total Add Backs	583,000	491,000
EBITDAS	$1,031,000	$897,000

	Q1 2011	Q1 2010
Net Income	$0.13	$0.10
Add back:
Interest	0.01	0.01
Depreciation and Amortization	0.04	0.04
Non-cash stock based compensation	0.05	0.02
Non-cash income tax expense	0.06	0.06
EBITDAS	$0.29	$0.23

Gross profit margin for the quarter was 40.3%, up from 39.2% in the same quarter last year. In Q4 of fisal 2010 the Company adjusted how it applied certain overhead, freight and warehousing costs, thereby increasing cost of goods sold and reducing SG&A costs.

Gross revenue for Q1 was $5,345,000, versus $5,556,000 last year. The small decline in revenues is principally due to colder average weather conditions in the Company’s principal markets during Q1.

Discounts, rebates and slotting fees were $340,000 in Q1, down from $419,000 in Q1 of the prior year. SG&A expenses were $1,208,000 in Q1 of fiscal 2011, versus $1,195,000 in the previous year.

As at the end of Q1 the Company had cash and available credit totaling approximately $2,139,000.

During Q1 the Company repurchased an additional 98,813 shares of its common stock at an average price of US$3.36 per share, pursuant to its share repurchase program. As at May 31, 2011 the Company had outstanding 3,484,536 common shares. The Company believes that its common share price remains undervalued and will continue with its share repurchase program whihch has US$930,000 remaining authorizded under it.

Thank you for your continued support.

Ralph D. McRae
Chairman & CEO

Leading Brands, Inc • Q1 REPORT	1

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

-business objectives, goals and strategic plans;
-operating strategies;
-expected future revenues, earnings and margins;
-anticipated operating, selling and general and administrative costs;
-availability of raw materials, including water, sugar, cardboard and closures and flavoring;
-effects of seasonality on demand for our products;
-anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
-our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2012 and thereafter;
-anticipated capital expenditures; and
-anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company’s public announcements. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

2	Q1 REPORT • Leading Brands, Inc

Management’s Discussion & Analysis
For the three months ended May 31, 2011
June 29, 2011

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 28, 2011 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded and licensed beverage brands. The Company bottles beverages for third parties under contract.

The Company sells branded and licensed beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Change in Accounting Policies

On March 1, 2011, the Company transitioned from Canadian GAAP to U.S. GAAP. As disclosed in prior quarterly filings and the year-end financial statements, the Company elected to adopt U.S. GAAP on the basis that the Company trades exclusively in the U.S. Amounts reported for May 31, 2010 have been restated for comparative purposes.

Non-GAAP Measures

In addition to GAAP measures, Leading Brands uses the non-GAAP measures Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin %”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance and the Company’s ability to incur and service debt. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information on page 8 of this report are tables calculating EBITDAS, Margin, Margin %, and Total Net Working Capital.

Overall Performance

During the three months ended May 31, 2011 the Company improved its Margin percentage from 39.2% in the quarter ended May 31, 2010 to 40.3% in the quarter ended May 31, 2011. This improvement in margins is driven by the company’s continued focus on higher margin products and improved operating efficiencies.

For the three months ended May 31, 2011, the Company reported gross sales of $5.3 million and net income of $448,061 as compared to gross sales of $5.6 million and net income of $408,224 in the corresponding quarter of the prior year. The increase in net income for the quarter was attributable primarily to a reduction in cost of sales over the comparative period.

A gain in the amount of $54,820 on the fair valuation of the derivative liability relating to non-employee stock options was offset by an increase in stock-based compensation expense in the three months ended May 31, 2011 ($168,642) in comparison to the prior year comparative period ($69,787).

EBITDAS for the quarter was $1,030,701 compared to $897,315 in the same period of 2010. The increase in EBITDAS is explained by reduced cost of sales and lower discounts, rebates, and slotting fees.

Leading Brands, Inc • Q1 REPORT	3

Results of Operations

REVENUE

	Quarter ended	Quarter ended
Revenue	May 31, 2011	May 31, 2010	Change
Manufactured Products	$5,115,921	$5,042,506	$73,415
Purchased Products	229,548	513,174	(283,626)
Total Gross Revenue	$5,345,469	$5,555,680	$(210,211)
Discounts, Allowances and Rebates	(339,542)	(419,298)	79,756
Net Revenue	$5,005,927	$5,136,382	$(130,455)

Gross revenue for the quarter ended May 31, 2011 was $5,345,469 compared to $5,555,680 for the same period of the previous year, representing a decrease of $210,211 or 3.8% . This decrease is principally due to colder than average weather in the Company’s principal markets in the period and the discontinuation by the Company of a licensed brand.

Discounts, rebates and slotting fees for the quarter ended May 31, 2011 decreased $79,756 compared to the same period of the prior year as a result of the discontinuation of a licensed brand in Q1 2010, as well as lower discounts on the Company’s branded beverages during the period.

COST OF SALES

	Quarter ended	Quarter ended
Cost of Sales	May 31, 2011	May 31, 2010	Change
Manufactured Products	$2,781,178	$2,701,536	$79,642
Purchased Products	205,671	419,867	(214,196)
Total	$2,986,849	$3,121,403	$(134,554)

Cost of sales for the quarter ended May 31, 2011 were $2,986,849 compared to $3,121,403 for the same period of the previous year, representing a decrease of $134,554 or 4.3% . The decrease was the result of a greater decrease in the cost of sales of purchased products ($214,196) than a corresponding increase in the cost of manufactured products ($79,642).

MARGIN

	Quarter ended	Quarter ended
Margin	May 31, 2011	May 31, 2010	Change
Manufactured Products	$2,007,085	$1,974,078	$33,007
Purchased Products	11,993	40,901	(28,908)
Total	$2,019,078	$2,014,979	$4,099
Margin Percentage	40.3%	39.2%	1.1%

Margin for the quarter ended May 31, 2011 was $2,019,078 compared to $2,014,979 for the same quarter of the previous year, representing an increase in margin percentage of 1.1% .

SELLING, GENERAL AND ADMINISTRATION EXPENSES

Selling, general and administration expenses increased by $12,452 (1.0%) from $1,195,112 in the same quarter of the prior year to $1,207,564 in the quarter ended May 31, 2011. This increase is due to a $98,855 increase in stock based compensation expense, partially offset by reductions in professional fees, and administrative salary and benefit expenses.

In the year ended February 28, 2011, the Company reclassified certain amounts from selling, general and administrative expenses to cost of sales and foreign exchange gain. The comparative amounts presented herein were reclassified to conform with this new presentation.

4	Q1 REPORT • Leading Brands, Inc

Summary of Quarterly Results

	MAY 31 (Q1)		FEBRUARY 28 (Q4)		NOVEMBER 30 (Q3)		AUGUST 31 (Q2)
	2011	2010	2011	2010	2010	2009	2010	2009
Net sales / operating revenue	$5,005,927	$5,136,382	$4,036,304	$4,653,550	$3,869,736	$4,350,703	$5,866,609	$6,112,917
Net income (loss)	$448,061	$408,224	$94,816	$99,639	$46,588	$66,288	$(549,072)	$809,455
Net income (loss) per share	$0.13	$0.05	$0.02	$0.03	$0.01	$0.02	$(0.14)	$0.20
Net income (loss) per share, diluted	$0.12	$0.05	$0.02	$0.03	$0.01	$0.02	$(0.14)	$0.20

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the company. Net Income Before Stock Based Compensation Expense is as follows:

	MAY 31 (Q1)		FEBRUARY 28 (Q4)		NOVEMBER 30 (Q3)		AUGUST 31 (Q2)
	2011	2010	2011	2010	2010	2009	2010	2009
Net income (loss)	$448,061	$408,224	$94,816	$99,639	$46,588	$66,288	$(549,072)	$809,455
Stock based compensation	$167,180	$69,787	$218,450	$58,619	$205,539	$52,108	$1,181,098	$66,706
Net income (loss) before stock based compensation expense	$615,241	$478,011	$313,266	$158,258	$252,127	$118,396	$632,026	$876,161

Other Information

	QUARTER ENDED
	MAY 31
EBITDAS	2011	2010
Net income (loss)	$448,061	$408,224
Add back:
Interest, net	25,287	44,257
Depreciation and amortization	167,180	169,733
Stock based compensation expense	168,642	69,787
Income taxes	221,531	205,314
EBITDAS	$1,030,701	$897,315

Margin
Net revenue	$5,005,927	$5,136,382
Less: Cost of Sales	(2,986,849)	(3,121,403)
Margin	$2,019,078	$2,014,979
Margin % of Net Revenue	40.3%	39.2%

Leading Brands, Inc • Q1 REPORT	5

Cash Flows

Cash provided by	Quarter ended	Quarter ended
(used in):	May 31, 2011	May 31, 2010	Change
Operating activities	$271,050	$717,826	$(446,776)
Investing activities	$(244,454)	$(86,295)	$(158,159)
Financing activities	$(397,795)	$(193,074)	$(204,721)

During the quarter, cash generated from operating activities decreased by $446,776 compared to the same period of the prior year. This decrease is primarily the result of the increase in the timing of inventory and accounts receivable build up heading into the Company’s busy season and the delay in payment of an accounts receivable by the Company that was collected subsequent to quarter-end.

The increase in cash utilized for investing activities is attributable to capital expenditures relating to a plant line-upgrade and reconfiguration project that was completed in the first quarter. During the quarter the company invested $244,454 in Property, Plant and Equipment compared to $86,295 in the first quarter of 2010.

Cash utilized for financing activities was $397,795 during the quarter, representing an increase of cash utilized for financing activities of $204,721 compared to the same quarter in 2010. The increase in cash utilized by financing activities is primarily a result of share repurchases. During the quarter, the company repurchased 98,813 shares at a cost of $323,602.

Liquidity and Capital Resources

As at May 31, 2011, the Company had total net working capital of $2,161,198. In addition, at May 31, 2011 the Company had $1,237,000 available under its revolving line of credit (limit of $3,500,000 subject to the availability of eligible collateral). At May 31, 2011 this credit facility was wholly unutilized.

	May 31,	February 28,
Total Net Working Capital	2011	2011
Total Current Assets	$4,579,899	$3,941,247
Less: Total Current Liabilities	(2,418,701)	(2,077,474)
Total Net Working Capital	$2,161,198	$1,863,773

Considering the positive net working capital position, including the cash and cash equivalents on hand at May 31, 2011, available debt and other internal resources, the Company believes that it has sufficient working capital to continue operations for the next twelve months and thereafter.

Risks and uncertainties

The types of risks and uncertainties that may affect the Company have not changed since February 28, 2011 and are available in the February 28, 2011 annual Management’s Discussion and Analysis. Disclosure of capital and financial risk management and capital management can be found in Note 10 and Note 11 of the quarterly financial statements.

Disclosure of Outstanding Share Data

At June 29, 2011, the Company had 3,484,536 issued and outstanding common shares excluding the 20,900 held in treasury, 969,000 issued and outstanding stock options, of which 837,880 were vested, and 363,400 issued and outstanding common share purchase warrants.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no material changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

6	Q1 REPORT • Leading Brands, Inc

Leading Brands, Inc.
Interim Consolidated Balance Sheet

(UNAUDITED)	May 31	February 28
(EXPRESSED IN CANADIAN DOLLARS)	2011	2011

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,472,805	$1,870,600
Accounts receivable (Note 10)	1,150,852	730,884
Inventory (Note 2)	1,775,411	1,161,848
Prepaid expenses and deposits (Note 3)	180,831	177,915
	4,579,899	3,941,247

Property, plant and equipment	9,176,841	9,108,285
Deferred tax assets	2,586,199	2,807,730
	$16,342,939	$15,857,262

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	1,944,436	1,589,861
Current portion of long-term debt (Note 4)	474,265	487,613
	2,418,701	2,077,474

Long-term debt (Note 4)	1,540,971	1,628,412
Lease inducement (Note 5)	43,661	50,051
Derivative liability - non-employee stock options (Note 6)	191,163	245,983
	4,194,496	4,001,920

SHAREHOLDERS’ EQUITY
Share capital (Note 8)
Common shares	39,532,810	40,607,350
Treasury stock	(25,595)	(19,536)
Additional paid-in capital	13,566,442	12,640,803
Accumulated other comprehensive income - currency translation adjustment	577,916	577,916
Accumulated deficit	(41,503,130)	(41,951,191)
	12,148,443	11,855,342
	$16,342,939	$15,857,262

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

Leading Brands, Inc • Q1 REPORT	7

Leading Brands, Inc.
Interim Consolidated Statement of Income (Loss) and other Comprehensive Income (Loss)

(UNAUDITED)	Three months ended
(EXPRESSED IN CANADIAN DOLLARS)	May 31
	2011	2010

Gross revenue	$5,345,469	$5,555,680
Less: Discounts, rebates and slotting fees	(339,542)	(419,298)
Net revenue	5,005,927	5,136,382

Cost of sales	2,986,849	3,121,403
Selling, general and administration expenses	1,207,564	1,195,112
Amortization of property, plant and equipment	167,180	169,733
Change in fair value of derivative liability	(54,820)	-
Interest expense	29,150	46,543
Loss on disposal of assets	8,719	1,172
Interest income	(3,863)	(2,286)
Foreign exchange gain	(4,444)	(8,833)
	4,336,335	4,522,844

Income before income taxes	669,592	613,538

Income tax expense	221,531	205,314

Net income and comprehensive income	$448,061	$408,224

Basic income per share	$0.13	$0.10
Weighted average numbers of shares - basic	3,537,216	3,923,275

Diluted income per share	$0.12	$0.10
Weighted average number of shares - diluted	3,701,371	3,923,275

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

8	Q1 REPORT • Leading Brands, Inc

Leading Brands, Inc.
Interim Consolidated Statement of Changes in Shareholders’ Equity

(UNAUDITED)	Three months ended
(EXPRESSED IN CANADIAN DOLLARS)	May 31, 2011
	Shares	Amount

Common Shares
Beginning of period	3,579,249	$40,607,350
Shares cancelled during period	(94,713)	(1,074,540)
	3,484,536	39,532,810
Treasury Stock
Beginning of period		(19,536)
Shares repurchased during the period		(1,080,599)
Shares cancelled during the period		1,074,540
		(25,595)
Additional Paid-In Capital
Begining of period		12,640,803
Shares cancelled during the period		756,997
Stock-based compensation on issued options		168,642
		13,566,442
Accumulated Deficit
Beginning of period		(41,951,191)
Net income		448,061
		(41,503,130)
Accumulated Other Comprehensive Income
Beginning of period		577,916
Foreign exchange translation		-
		577,916

Total Shareholders’ Equity		$12,148,443

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

Leading Brands, Inc • Q1 REPORT	9

Leading Brands, Inc.
Interim Consolidated Statement of Cash Flows

(UNAUDITED)	Three months ended
(EXPRESSED IN CANADIAN DOLLARS)	May 31
	2011	2010

CASH FLOW PROVIDED BY OPERATING ACTIVITIES
Net income (loss)	$448,061	$408,224
Items not involving cash
Depreciation and amortization	167,180	169,733
Amortization of leasehold inducement (Note 5)	(6,390)	(6,390)
Loss on disposal of assets	8,719	1,172
Stock based compensation expense	168,642	69,787
Change in deferred tax assets	221,531	205,314
Change in derivative liability	(54,820)	-
Changes in non-cash working capital (Note 7)	(681,873)	(130,014)
	271,050	717,826

CASH FLOW USED IN INVESTING ACTIVITIES
Purchase of property, plant and equipment	(244,454)	(86,295)
	(244,454)	(86,295)

CASH FLOW USED IN FINANCING ACTIVITIES
Increase in bank indebtedness	-	113,517
Repurchase of common shares	(323,602)	-
Repayment of long-term debt	(100,789)	(306,611)
	(424,391)	(193,074)

Increase (decrease) in cash and cash equivalents	(397,795)	438,450

Cash and cash equivalents, beginning of period	1,870,600	1,899,386
Cash and cash equivalents, end of period	$1,472,805	$2,337,843

SUPPLEMENTAL INFORMATION
Interest paid	$30,287	$46,962
Interest received	$3,863	$2,286

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

10	Q1 REPORT • Leading Brands, Inc

Leading Brands, Inc.
Notes to the Interim Consolidated Financial Statements
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Consolidation

These consolidated financial statements include the accounts of Leading Brands, Inc and all of its wholly-owned subsidiaries.

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with United States (“US”) Generally Accepted Accounting Principles for interim financial information by the Company without audit or review by the company’s auditors. These interim financial statements do not include all the disclosures required under US Generally Accepted Accounting Principles and should be read in conjunction with the Company’s audited financial statements for the year ended February 28, 2011. Certain prior period amounts have been reclassified to conform with the current period presentation.

Interim Financial reporting

These unaudited interim financial statements follow the same accounting policies and methods of their application as the figures presented in Note 18 of the audited financial statements for the year ended February 28, 2011. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. Results of operations for interim periods are not necessarily indicative of the results to be expected in future periods or annual results.

The Company’s financial results are impacted by seasonal factors with stronger sales occurring in the warmer months.

2. INVENTORY

	May 31,	February 28,
	2011	2011
Finished goods	$793,409	$524,967
Raw Materials	982,003	636,881
	$1,775,411	$1,161,848

3. PREPAID EXPENSES AND DEPOSITS

	May 31,	February 28,
	2011	2011
Slotting fees	$14,495	$22,470
Insurance premiums	35,572	73,563
Rental deposits and other	130,764	81,882
	$180,831	$177,915

4. LONG-TERM DEBT

		May 31,	February 28,
		2011	2011

a)	Bank loan, principal and interest repayable at $8,408 per month, with interest at a rate of bank prime plus 1.25%, renewable on February 1, 2012. Portions of this loan amortize until June 2019 and April 2021.	$820,270	$837,100

b)	Capital lease, principal and interest repayable at $6,907 per month including interest at a five-year fixed rate of 6.53% per annum and matur- ing in October 2011	132,555	150,912

c)	Capital lease, principal and interest repayable at $15,024 per month including inter- est at a five-year fixed rate of 6.575% per annum and maturing in September 2014	613,318	647,928

d)	Capital lease, principal and interest repayable at $12,729 per month including inter- est at a five-year fixed rate of 6.125% per annum and maturing in September 2014	449,093	480,085

		2,015,236	2,116,025

	Less: current portion	(474,265)	(487,613)

		$1,540,971	$1,628,412

The agreement with respect to the bank loan contains four financial covenants. They are a tangible net worth covenant, a current ratio covenant, a capital acquisition covenant, and a debt coverage covenant. The Company was in compliance with all covenants at May 31, 2011. The agreement with respect to bank loan contains a demand feature whereby the bank can demand repayment at any time. The bank has indicated that it does not expect repayment of the loan other than as scheduled and, accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

The bank loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on the land, buildings, equipment, and inventory owned by the Company.

Leading Brands, Inc • Q1 REPORT	11

5. LEASE INDUCEMENT

In the fiscal year ended February 28, 2009, the Company received a lease inducement of $115,016 as an incentive to enter into a 5-year lease term for the Vancouver offices. This amount will be amortized over the remainder of the lease term. The amortization for the quarter ended May 31, 2011 was $6,390 with a corresponding credit to selling, general and administration expenses.

6. DERIVATIVE LIABILITY

Under FASB ASC 815-40-15, non-employee stock options granted during the year ended February 28, 2011 met the criteria of a derivative instrument liability because they were exercisable in a currency other than the functional currency of the Company and thus did not meet the “fixed-for-fixed” criteria of guidance. As a result, the Company was required to separately account for these stock purchase options as a derivative instrument liability recorded at fair value and marked-to-market each period with the change in the fair value each period charged or credited to income.

As at May 31, 2011, the change of derivative liability for non-employee options is as follows:

May 31, 2011
Balance, beginning of the period	$245,983
Fair value of options granted	-
Fair value of options exercised	-
Change in fair value of options	(54,820)
$191,163

8. SHARE CAPITAL

In the three months ended May 31, 2011, the Company repurchased 98,813 shares and cancelled 94,713 shares. At May 31, 2011, 9,700 shares were held in treasury. The company intends to cancel these shares in the second quarter.

The company’s issued and outstanding share purchase options balance as at May 31, 2011 is 969,000 options with a weighted average exercise price of US$3.07. Of these options, 837,880 have vested at a weighted average exercise price of US$2.96. No options were granted, cancelled, forfeited, or exercised in the period.

The company’s issued and outstanding share purchase warrants as at May 31, 2011 is 363,400 with an exercise price of US$19.75. Each common share purchase warrant is exercisable for one commons share and all of the warrants expire on February 9, 2013. No warrants were granted, cancelled, forfeited, or exercised in the period.

9. COMMITMENTS AND CONTINGENCIES

The Company is committed to annual operating leases for premises and equipment. The minimum annual lease payments over the remaining terms of the lease are $485,544 to Feb 28, 2012, and $420,796 through to February 28, 2013.

The company has commitments with various suppliers to purchase certain volumes of materials. It is not anticipated that losses will be incurred on these contracts.

The Company is party to various legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of the Company.

7. CHANGES IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended
	May 31
	2011	2010

Accounts receivable	$(419,968)	$176,254
Inventory	(613,563)	21,642
Prepaid expenses and deposits	(2,916)	(118,169)
Accounts payable and accrued liabilities	354,575	(209,741)
	$(681,873)	$(130,014)

12	Q1 REPORT • Leading Brands, Inc

10. FINANCIAL RISK MANAGEMENT

Credit risk

The Company’s credit risk is primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of the provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at May 31, 2011, the Company is exposed to credit risk through the following assets:

	May 31, 2011	February 28, 2011
Trade receivables	$1,123,794	$722,388
Other receivables	34,368	32,723
Allowance for doubtful accounts	(7,310)	(24,227)
	$1,150,852	$730,884

Any credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended May 31, 2011, the Company’s ten largest customers comprised approximately 89% of sales compared with 86% in the last fiscal year ended February 28, 2011 and no one customer comprised more than 75% of sales compared with 73% in the last fiscal year ended February 28, 2011. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

At May 31, 2011, 100% of the trade receivables are current or have been provided for.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 11. The Company maintains detailed forecasts as well as long-term operating and strategic plans. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments and debt maturity requirements.

Market Risk

Currency risk

The Company concludes sales in U.S. dollars to customers in the U.S. and other foreign countries. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in U.S. dollars. The Company has not hedged its exposure to currency fluctuations.

At May 31, 2011, the Company’s cash balances included $46,000 negative balance denominated in U.S. dollars ($147,000 as at February 28, 2011), accounts receivable balances included $13,000 denominated in U.S. dollars ($50,000 as at February 28, 2011), and the Company’s accounts payable and accrued liabilities balance included $309,000 denominated in U.S. dollars ($136,000 as at February 28, 2011).

All other factors being equal, a 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $17,100 on net earnings for the quarter ended May 31, 2011. A 5% U.S./Canadian dollar decrease would have a positive impact of similar magnitude.

Interest rate risk

The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which are the Company’s operating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness may be used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company.

At May 31, 2011 the Company has long term debt with its primary lender and bank indebtedness relating to the Company’s operating line of credit at variable interest rates which are the Company’s main source of interest rate risk. The Company also has certain long-term capital leases at fixed rates.

Leading Brands, Inc • Q1 REPORT	13

As at May 31, 2011, the Company had short and long-term debt with variable interest rates in the amount of $866,000. A 1% increase in the interest rate on average borrowing levels for the quarter-ended May 31, 2011, would have an unfavorable impact of approximately $12,700 on net earnings for the quarter. A 1% decrease in the interest rate would have a positive impact of a similar magnitude.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which is classified as level 1, and a non-employee stock option embedded derivative liability which is classified as level 2. See Note 6 for results of fair valuation of the derivative liability in the period.

11. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and to maintain financial flexibility in, or to take advantage of opportunities as they arise.

In the management of capital, the Company includes share-holder’s equity, cash, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or refinance its existing indebtedness.

The Company may use its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items and generally funds large capital expenditure projects through long-term debt.

12. SEGMENTED INFORMATION

The Company operates in one industry segment being the production and distribution of beverages. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and waters. Substantially all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all periods reported are less than 10%.

13. RELATED PARTY TRANSACTIONS

The following related party transactions not disclosed elsewhere are as follows:

		Three months ended
		May 31
		2011	2010

i)	Incurred consulting fees with a company related by a director in common	$21,000	$21,000

ii)	Incurred professional service fees with a company related by a director in common	$132,000	$132,000

iii)	Incurred marketing consulting services with a company related by a director in common	$19,300	$22,000

iv)	Incurred consulting fees with a company related by an officer in common	$64,800	$60,969

v)	Incurred services from a company related by a director in common	$3,948	$1,968

14	Q1 REPORT • Leading Brands, Inc

Leading Brands, Inc. At a Glance

Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information:
Leading Brands, Inc.
NASDAQ:LBIX

Toll Free: 1-866-685-5200
Website: www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

Officers of the Company and its subsidiaries

Sinan ALZubaidi
VP of Bottling Operations
Ralph D. McRae
Chairman and Chief Executive Officer
Robert Mockford
VP of Operations
Dave Read
Executive Vice-President
Dallyn Willis
VP of Finance & Administration
(Principal Financial Officer)

LEADING BRANDS, INC.
Suite 1800 - 1500 West Georgia
Vancouver BC Canada V6G 2Z6
Tel: 604.685.5200 Fax: 604.685.5249
Toll Free: 1.866.685.5200
www.LBIX.com

Leading Brands, Inc • Q1 REPORT	15